ATM Execution LLC

Statement of Financial Condition

December 31, 2022

(SEC I.D. No. 8-65509)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65509

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ATM Execution LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Fludgate	646-562-1824	Matthew.Fludgate@cowen.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Fludgate, affirm that, to the best of my knowledge and belief, the financial report pertaining to ATM Execution LLC as of December 31, 2022, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

VICKY T DAVIS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DA6288671
Qualified in New York County
My Commission Expires 09-09-2025

_____
Matthew Fludgate – Chief Financial Officer

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ATM Execution LLC
Contents
December 31, 2022



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
ATM Execution LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ATM Execution LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 24, 2023

ATM Execution LLC
Statement of Financial Condition
December 31, 2022

(in thousands)

Assets		
Cash	$	8,546
Securities borrowed		640,953
Receivable from brokers and dealers, net of allowance of $1		2,434
Interest receivable		1,657
Deferred tax assets, net		2,982
Other assets		230
Total assets	$	656,803
Liabilities and Member's Equity		
Liabilities		
Securities loaned	$	640,953
Payable to brokers and dealers		44
Interest payable		1,657
Due to related parties		1,241
Accounts payable, accrued expenses and other liabilities		1,312
Total liabilities		645,208
Member's equity		11,595
Total liabilities and member's equity	$	656,803

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and Business**

ATM Execution LLC (the "Company"), a New York single member limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 ("SEA"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a member the New York Stock Exchange ("NYSE") and other principal exchanges. FINRA serves as the Company's designated self-regulatory organization. The Company is a wholly-owned subsidiary of Cowen Structured Holdings Inc. ("Parent"), which is a wholly-owned indirect subsidiary of Cowen Inc. (the "Ultimate Parent").

The Company is an introducing broker-dealer that uses algorithmic trading proprietary software owned by Algorithmic Trading Management, LLC ("ALGLL"), an affiliate, to assist in the execution of trades for its customers. The Company also engages in the borrowing and lending of securities to facilitate Cowen Financial Products LLC's ("CFP") and Cowen Overseas Investment LP's ("COIL") swap transactions with its clients. The Company introduces its securities transactions to be cleared through Cowen and Company LLC ("Cowen and Company"), an affiliated broker-dealer, on a fully disclosed basis and does not carry customer funds or securities.

On August 1, 2022, the Ultimate Parent, The Toronto-Dominion Bank, a Canadian chartered bank ("TD"), and Crimson Holdings Acquisition Co., a Delaware corporation and an indirect wholly owned subsidiary of TD ("Merger Sub"), entered into an Agreement and Plan of Merger pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Ultimate Parent (the "Merger"), with the Ultimate Parent and its consolidated subsidiaries, including the Company, becoming indirect wholly-owned subsidiaries of TD.

2. **Significant Accounting Policies**

   Basis of Presentation
   The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification (the "ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

   Use of Estimates
   The preparation of the accompanying statement of financial condition in conformity with US GAAP requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could materially differ from those estimates.

   Cash
   Cash consists of cash held on deposit at BMO Harris Bank, NA.

   Allowance for Credit Losses
   The Company measures the allowance for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company applies the guidance in ASC 326 to fees and other receivables from non-related parties carried at amortized cost.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

Fair Value Measurements
US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

Fair Value of Financial Instruments
All of the Company's financial instruments are carried at fair value or amounts that approximate fair value. These financial instruments are generally classified as Level 2.

Due to Related Parties
An affiliate of the Company may advance amounts and pay certain expenses on behalf of the Company. These amounts settle in the ordinary course of business.

Due to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities.

Please refer to Note 8, "Related Party Transactions", for additional information and disclosures.

Receivables from and Payables to Brokers and Dealers

Receivables from and payables to brokers and dealers primarily include outstanding commissions and rebates related to the execution of customer trades.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. Securities borrowed transactions require the Company to deposit cash or securities as collateral with the lender. With respect to securities loaned, the Company receives cash or securities as collateral from the borrower. The Company monitors the fair value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary. Securities borrowed and loaned may also result in credit exposures for the Company in an event that the counterparties are unable to fulfill their contractual obligations.

Interest income and expense are recorded in interest receivable and interest payable, respectively, on an accrual basis.

Please refer to Note 3, "Securities lending and borrowing transactions", for additional information and disclosure.

Reserves for Contingencies

The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there are no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserve nor disclosure is required for losses that are deemed remote. At December 31, 2022, the Company did not have a reserve for contingencies.

Compensation Payable

Compensation payable includes accruals for estimated discretionary cash bonuses. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business, and the Company's performance. Share-based compensation for the year ended December 31, 2022 was immaterial.

Income Taxes

The Company, a wholly owned subsidiary of Parent, is included in the consolidated U.S. federal and combined state and local tax return filed by the Ultimate Parent. The Company has a tax sharing agreement with the Ultimate Parent whereby the Company records income tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by the Company to the extent utilized in the Ultimate Parent's consolidated tax return.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 5, "Income Taxes" for additional information and disclosures.

Accounts Payable, Accrued Expenses and Other Liabilities
Accounts payable, accrued expenses and other liabilities primarily consists of accrued execution and technology expenses and other miscellaneous liabilities.

Recent Pronouncements
There are no recently issued or recently adopted accounting pronouncements that are expected to have an impact to the Company's statement of financial condition.

3. **Securities lending and borrowing transactions**

The following tables present the contractual gross and net securities borrowing and lending agreements and the related offsetting amount as of December 31, 2022.

| | Gross Amounts recognized, net of allowance | Gross Amounts offset on the Statement of Financial Condition (a) | Net Amounts included on the Statement of Financial Conditions | Gross amounts not offset on the Statement of Financial Condition | | Net amounts |
				Financial instruments	Cash Collateral pledged (b)	
			(dollars in thousands)			
As of December 31, 2022						
Securities Borrowed	$ 640,953	$ —	$ 640,953	$ 640,953	$ —	$ —
Securities Loaned	640,953	—	640,953	$ 640,953	—	—

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.
(b) Includes the amount of cash collateral held/posted.

The following tables present gross obligations for securities loaned by remaining contractual maturity and class of collateral pledged as of December 31, 2022:

	Open and Overnight	Up to 30 days	31-90 days	Greater than 90 days	Total
		(dollars in thousands)			
As of December 31, 2022					
Securities Loaned					
Common Stock	$ 640,953	$ —	$ —	$ —	$ 640,953
Corporate Bonds	640,953	—	—	—	640,953

4. **Receivable from and Payable to Brokers and Dealers**

    Receivables from and payables to brokers and dealers primarily include outstanding commissions and rebates related to execution of customer trades.

    Amounts receivable from and payable to brokers and dealers at December 31, 2022 consist of the following:

(in thousands)	Receivable	Payable
Commissions and fees	$ 937	$ —
Liquidity fees	1,497	44
Total	$ 2,434	$ 44

5. **Income Taxes**

    During 2022, members of the Ultimate Parent's consolidated group utilized a portion of the Company's net operating loss carryovers to offset the group's taxable income. Pursuant to the tax sharing agreement among members of the Ultimate Parent's consolidated tax group, which is recorded using the benefits-for-loss methodology, the Company recorded a distribution through equity in the amount of $1.7 million.

    For the year ended December 31, 2022, the effective tax rate of 26.04% differs from the statutory rate of 21% primarily due to state and local taxes.

    Deferred tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future.

    The components of the Company's deferred tax assets and liabilities as of December 31, 2022 are as follows:

(in thousands)	
Deferred tax assets, net	
Net operating loss	$ 2,976
Other	6
Total deferred tax assets	2,982
Valuation allowance	—
Deferred tax assets, net of valuation allowance	2,982
Deferred tax liabilities	
Total deferred tax liabilities	—
Deferred tax assets, net of deferred tax liabilities	$ 2,982

    Deferred tax assets, net of deferred tax liabilities, are reported on the statement of financial condition.

During 2022, the Company's net deferred tax assets decreased by $2.1 million, primarily due to the utilization of a portion of the Company's net operating losses by affiliates, as discussed below.

The Company considers the taxable income of the consolidated tax group of which the Company is a member in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not the results of future operations, taking into account the impact of the Ultimate Parent's projected future earnings and tax planning strategies, will generate sufficient taxable income to realize its net deferred tax assets. Accordingly, the Company recorded no valuation allowance against its deferred tax assets as of December 31, 2022.

As of December 31, 2022, the Company had net operating loss carryforwards for U.S. tax purposes of approximately $11.5 million, which will expire between 2030 and 2031.

As a result of an acquisition by the Ultimate Parent in June 2011, a portion of the Company's net operating loss is subject to an annual limitation under Section 382 of the Internal Revenue Code ("Section 382"). The deduction limitation is approximately $6.7 million annually and applies to approximately $10.2 million of its net operating loss carryforwards. The Company expects to utilize all Sec 382 net operating loss carryforwards in future years prior to their expiration.

The Ultimate Parent is subject to examination by the Internal Revenue Service and state and local tax authorities where the Company has significant operations for tax years 2018 through 2021. The Company does not have any uncertain tax positions as of December 31, 2022. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

6. Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (the "Company and Related Parties") can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable

possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

The Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable.

7.   **Regulatory Requirements**

Regulatory Capital
As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute net capital under the alternative method permitted by that rule. Under the alternative method, the Company's minimum net capital, as defined in (a)(1)(ii) of SEC Rule 15c3-1, equals to the greater of $0.3 million or 2% of aggregate debits arising from customer transactions. As of December 31, 2022, the Company had net capital of approximately $5.8 million, which was approximately $5.5 million in excess of its minimum net capital requirement. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

The Company maintains certain assets in proprietary accounts ("PAB accounts") held at Cowen and Company, its clearing broker. Cowen and Company conducts PAB Account reserve computations in order to determine the amount the Company is required to deposit in PAB Reserve Bank Accounts pursuant to SEA Rule 15c3-3. This allows Company to classify its PAB Account assets held at the Cowen and Company as allowable assets for net capital calculation.

Customer Protection
The Company must also comply with the customer protection provisions under SEA Rule 15c3-3 which requires a computation of a reserve requirement for customer and maintenance of a deposit of cash or securities into a special reserve bank account for the exclusive benefit of customers; or claim an exemption pursuant to subparagraphs (k)(2)(i) or (k)(2)(ii) of that rule. The Company claims exemption from SEA Rule 15c3-3 under subparagraph (k)(2)(ii) since it introduces securities transactions to be cleared through its clearing broker on a fully disclosed basis and promptly transmits all customer funds and securities to its clearing broker that carry those accounts.

8.   **Related Party Transactions**

In the normal course of business, the Company enters into transactions with related parties, including the Ultimate Parent and certain other affiliated entities. Due to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities, and is settled net with Cowen Services Company, LLC ("CSC"), an affiliate.

Balances with related parties included in the statement of financial condition are as follows:

ATM Execution LLC
Notes to Statement of Financial Condition
December 31, 2022

(in thousands)	Affiliate		December 31, 2022
Assets			
Securities borrowed	Cowen and Company LLC	$	640,953
Interest Receivable	Cowen and Company LLC		1,327
Interest receivable	Cowen Financial Products LLC		331
Liabilities			
Securities loaned	Cowen Financial Products LLC	$	432,691
Securities loaned	Cowen Overseas Investment LP	$	208,263
Interest payable	Cowen Financial Products LLC		1,101
Interest payable	Cowen and Company, LLC		331
Interest payable	Cowen Overseas Investment LP		226
Due to related parties	Cowen Services Company, LLC		1,241

Collateralized Agreements

The Company engages in securities financing transactions with affiliates Cowen and Company and CFP and Cowen Overseas Investment LP. These transactions are recorded at the amount of cash collateral advanced or received, in securities borrowed and securities loaned. Interest related to these securities financing transactions is recorded on an accrual basis in interest and dividends receivable or interest and dividends payable on the statement of financial condition.

Trade Execution and Clearance

The Company provides algorithmic trading services to Cowen and Company.

Cowen and Company provides clearing services to the Company.

Support Arrangements

The Company previously entered into service level agreements with CSC, in which the employment of all of the Company's employees was assigned and transferred to CSC. Under this agreement CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative, support services and other operational support to the Company.

Cowen and Company provides sales, marketing and trading support to the Company.

9. **Guarantees and Off-Balance Sheet Arrangements**

The Company does not have any material off-balance sheet arrangements as of December 31, 2022. However, through indemnification provisions in its clearing agreement with Cowen and Company, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse Cowen and Company, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company introduces its securities transactions to be cleared through Cowen and Company on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and Cowen

and Company, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades cleared through Cowen and Company, the Company believes that an estimable loss cannot be assigned and no losses were recorded in the year ending December 31, 2022.. Accordingly, at December 31, 2022, the Company had recorded no liability.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client trades are settled generally two business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

The Company loans securities temporarily to CFP and COIL. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company manages this risk by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from Cowen and Company in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company manages this risk by monitoring the collateral values on a daily basis, and by depositing additional collateral with Cowen and Company or receiving cash when deemed necessary.

The effects of the outbreak of COVID-19 have negatively affected the global economy, the United States economy and the global financial markets, and have disrupted and may further disrupt our operations and our clients' operations. The effects of the COVID-19 pandemic could in future periods have an adverse effect on our business and financial condition.

10. **Subsequent Events**

The Company has evaluated events through February 24, 2023, the date the statement of financial condition was issued and has determined that there were not subsequent events requiring adjustment or disclosure to the statement of financial condition.